                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)


                              HANOVER DIRECT, INC.
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                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
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                         (Title of Class of Securities)


                                   440506 10 3
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                                 (CUSIP Number)


                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                              127 East 73rd Street
                            New York, New York 10021
                                 (212) 439-9292
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 13, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)



                               Page 1 of 14 Pages
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CUSIP NO. 440506 10 3                  13D                    Page 2 of 14 Pages




1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NAR Group Limited (no Fed. Employer I.D. No.)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER                      (a) ___
         OF A GROUP                                                 (b) ___
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   ___
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                   British Virgin
                                                                    Islands
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NUMBER          7        SOLE VOTING POWER                            None
OF              ----------------------------------------------------------------
SHARES
BENEFICIALLY    8        SHARED VOTING POWER                  94,782,555 shares*
OWNED           ----------------------------------------------------------------
BY
EACH            9        SOLE DISPOSITIVE POWER                       None
REPORTING       ----------------------------------------------------------------
PERSON
WITH            10       SHARED DISPOSITIVE POWER             94,782,555 shares*
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              94,782,555 shares*
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               ___
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          46.1%
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14       TYPE OF REPORTING PERSON                                    CO, HC
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 *See Item 5.
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CUSIP NO. 440506 10 3                  13D                    Page 3 of 14 Pages







1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Alan Grant Quasha, S.S. No. ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ___
                                                                   (b) ___
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  ___
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                       U.S.A.
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NUMBER            7        SOLE VOTING POWER                         None
OF               ---------------------------------------------------------------
SHARES
BENEFICIALLY      8        SHARED VOTING POWER                94,782,555 shares*
OWNED            ---------------------------------------------------------------
BY
EACH              9        SOLE DISPOSITIVE POWER                    None
REPORTING        ---------------------------------------------------------------
PERSON
WITH              10       SHARED DISPOSITIVE POWER           94,782,555 shares*

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              94,782,555 shares*
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              ___
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         46.1%
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14       TYPE OF REPORTING PERSON                                    IN
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 *See Item 5.
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CUSIP NO. 440506 10 3                  13D                    Page 4 of 14 Pages



Item 1.           Security and Issuer.

                   This Amendment No. 19 to Statement on Schedule 13D (the "Amendment"), filed with respect to events that occurred on June 13, 1997, relates to shares of Common Stock, par value $0.66-2/3 per share, of Hanover Direct, Inc., a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D, as modified by Amendments No. 1 - 18 thereto (the "Amended Statement").

Item 2.           Identity and Background.

                  This Statement is filed by NAR Group Limited, on behalf of itself and its direct or indirect wholly owned subsidiaries, Quadrant Group Limited ("QGL") and Westmark Holdings Limited ("Westmark") (individually or collectively, as the context requires, "NAR"), and Alan G. Quasha ("Mr. Quasha") (collectively, NAR and Mr. Quasha are sometimes hereinafter referred to as the "Reporting Persons").

                  NAR is the beneficial owner of certain of the Issuer's securities. Mr. Quasha is a director of the Issuer. NAR's stockholders, Richemont Finance S.A. ("Richemont"), Evansville Limited ("Evansville") and Mr. Quasha, may be deemed to jointly control NAR. Richemont may be deemed to be controlled, through intermediate entities (Richemont S.A. and Compagnie Financiere Richemont AG), by Compagnie Financiere Rupert. Evansville may be deemed to be controlled by the Phyllis Quasha Revocable Trust (the "Trust"). Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Phyllis G. Quasha is Mr. Quasha's mother. Mr. Quasha is one of the beneficiaries of the Trust. Based upon the foregoing considerations, for purposes of General Instruction C to Schedule 13D, Richemont, Richemont S.A., Compagnie Financiere Richemont AG, Compagnie Financiere Rupert, Evansville, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha (collectively, the "Instruction C Persons") may be deemed to control NAR.

                  Exhibit A sets forth the name, place of organization, principal business, address of principal business and address of principal office of each of the Reporting Persons and Instruction C Persons.

                  The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons and Instruction C Persons, as
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CUSIP NO. 440506 10 3                  13D                    Page 5 of 14 Pages


well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit B.

                  During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, the Instruction C Persons or any executive officer or director of any of the Reporting Persons or Instruction C Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Except as expressly set forth herein, the joint filing of this Statement by the reporting persons shall not be construed as an admission that any person named herein is, for the purpose of Section 13(d) or (g) of the Securities Exchange Act or for any other purpose, the indirect beneficial owner of any or all of the securities of the Issuer beneficially owned directly by another person, and each such person disclaims such indirect beneficial ownership of securities of the Issuer beneficially owned directly by QGL or Westmark.


Item 3.           Source and Amount of Funds or other Consideration

                  Inapplicable.

Item 4.           Purpose of the Transaction.

                  Inapplicable.


Item 5.           Interest in Securities of the Issuer.

                  (a)&(b) The Issuer has a total of 200,031,580 shares of Common Stock issued and outstanding as of June 11, 1997.

                  Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 94,782,555 shares of Common Stock, including 5,646,490 shares issuable upon conversion, exercise or exchange of other securities as contemplated by Rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1)(i), such 94,782,555 shares of Common Stock constitute an aggregate of approximately 46.1% of the outstanding Common Stock. For purposes of Section 13(d), the Reporting Persons may be deemed to have shared power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph.
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CUSIP NO. 440506 10 3                  13D                    Page 6 of 14 Pages


                  (c) Other than the transactions described in this Statement, no transactions in the shares of Common Stock have been effected since the date of the most recent filing on Schedule 13D by the Reporting Persons, or, to the best of their knowledge, the Instruction C Persons or any of the persons named in Exhibit B.

                  (d)      Inapplicable.

                  (e)      Inapplicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with respect to Securities of the Issuer.

                  Reference is hereby made to Items 3 and 4 of the Amended Statement for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Issuer. Except as described therein, and in the following paragraph, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

                  On June 13, 1997 Mr. Quasha, Richemont and Evansville amended the Joint Venture Agreement of NAR Group Limited (the "Amendment") to, among other things, grant a put exercisable jointly by Mr. Quasha and Evansville once at any time after March 31, 1998 to sell and transfer to Richemont such number of shares of Common Stock at a price per share based on the then current market price of a share of Common Stock as shall in the aggregate equal the Value. (Except as otherwise indicated herein, any capitalized terms not defined herein shall have the meaning ascribed to such terms in the Amendment.) The Amendment also grants a call to Richemont exercisable by it once any time after June 30, 1999 to cause NAR to sell to it a similarly determined number of shares of
Common Stock. The Amendment also relieves Mr. Quasha of any further obligation to provide to Richemont any financial or other information with respect to NAR's interest in the Issuer. Furthermore, the Amendment provides a mechanism for the resolution of deadlocks relating to matters involving the voting of the Common Stock of the Issuer which includes a buy/sell
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CUSIP NO. 440506 10 3                  13D                    Page 7 of 14 Pages



arrangement for such shares. The foregoing description of the Amendment is qualified in its entirety by reference to the relevant sections of the Amendment attached as Exhibit JJ to this Amendment.




Item 7.           Material to be Filed as Exhibits.

                  Exhibit A-II: Previously filed.

                  Exhibit JJ:  Certain Sections of Amendment No. 1 to the
Joint Venture Agreement, dated as of June 13, 1997, by and among
Richemont Finance, S.A., Evansville Limited and Alan G. Quasha.
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CUSIP NO. 440506 10 3                  13D                    Page 8 of 14 Pages





                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 7, 1997

                                         NAR GROUP LIMITED



                                         By:/s/ Thomas A. Huser
                                            -----------------------------
                                                  Thomas A. Huser, its
                                                  Attorney-In-Fact


                                         ALAN GRANT QUASHA



                                         By:/s/ Thomas A. Huser
                                            -----------------------------
                                                  Thomas A. Huser, his
                                                  Attorney-In-Fact